Exhibit 99.1

www.brasilfoods.com

Analytical Pro-Forma Statements

São Paulo, November 24, 2009

Dear Analysts and Investors,

As agreed in our conference call, we are sending you the detailed reconciliation of the pro-forma statements for 2008 incorporating the necessary reclassifications pursuant to the legislation 11,638 (IFRS), as follows:

- The principal adjustments refer only to past data published by Sadia S.A. with respect to the third and fourth quarters of 2008, not existing any adjustments in the results reported by BRF/Perdigão, both in the fiscal years of 2008 and 2009.
- CPC 14 which covers this accounts' reclassification, was published on 12/20/08. Thus, the adjustments were fully consolidated in Sadia's results disclosed for fiscal year 2008, there being no adjustments in the Consolidated Balance Sheet published for the year 2008, only appropriations for reclassified items between the third and fourth quarters.

Please, feel free to contact us in case of doubts.
Best Regards,
IR Team - BRF

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CONSOLIDATED FINANCIAL STATEMENTS - R$ mm	SADIA 3Q08 RELEASED	SADIA 3Q08 ADJUSTED	SADIA NOMINAL CHANGE	PERDIGÃO	CONSOLIDATED PRO FORMA*
Gross Sales	**3,150**	**2,927**	**(223)**	**3,487**	**6,415**
Domestic Market	1,696	1,696	0	2,091	3,787
Exports	1,454	1,231	(223) (1)	1,397	2,628
Sales Deduction	(362)	(362)	0	(447)	(809)
Net Sales	**2,788**	**2,566**	**(223)**	**3,040**	**5,607**
Cost of Sales	(2,124)	(2,060)	64 (2)	(2,354)	(4,414)
Gross Profit	**664**	**506**	**(159)**	**686**	**1,193**
Gross Margin	*23.8%*	*19.7%*		*22.6%*	*21.3%*
Operating Expenses	(461)	(528)	(67) (2)	(515)	(1,043)
Income Before Financial Results (EBIT)	**204**	**(22)**	**(226)**	**171**	**150**
Operating Margin	*7.3%*	*(0.9%)*		*5.6%*	*2.7%*
Financial Expenses, Net	(1,214)	(1,829)	(614) (1)	(244)	(2,073)
Equity Accounting and Other Operating Result	(4)	(24)	(20) (2)	(56)	(80)
Income after Financial Expenses and Other	**(1,014)**	**(1,874)**	**(860)**	**(128)**	**(2,002)**
Income Tax and Social Contribution	238	274	36 (1)	85	359
Employees'/Manangement Profit Sharing		19	19 (2)	(9)	10
Non Controlling Shareholders	1	(1)	(2)	0	(1)
Net Income	**(777)**	**(1,581)**	**(805)**	**(52)**	**(1,633)**
Net Margin	*(27.9%)*	*(61.6%)*		*(1.7%)*	*(29.1%)*
EBITDA	**272**	**61**	**(211)**	**275**	**336**
EBITDA Margin	*9.8%*	*2.4%*		*9.0%*	*6.0%*

(1) Reclassification Law 11,638
(2) Reclassification Combination of Business
** As released*

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BRF
BRASIL FOODS

CONSOLIDATED FINANCIAL STATEMENTS - R$ mm	SADIA 9M08 RELEASED	SADIA 9M08 ADJUSTED	SADIA NOMINAL CHANGE	PERDIGÃO	CONSOLIDATED PRO FORMA*
Gross Sales	**8,672**	**8,456**	**(216)**	**9,585**	**18,041**
Domestic Market	4,591	4,591	0	5,826	10,417
Exports	4,081	3,866	(216) (1)	3,759	7,625
Sales Deduction	(1,008)	(1,008)	0	(1,251)	(2,259)
Net Sales	**7,664**	**7,448**	**(216)**	**8,335**	**15,782**
Cost of Sales	(5,829)	(5,653)	176 (2)	(6,487)	(12,140)
Gross Profit	**1,835**	**1,795**	**(40)**	**1,847**	**3,642**
Gross Margin	*23.9%*	*24.1%*		*22.2%*	*23.1%*
Operating Expenses	(1,329)	(1,475)	(146) (2)	(1,450)	(2,925)
Income Before Financial Results (EBIT)	**506**	**320**	**(186)**	**397**	**717**
Operating Margin	*6.6%*	*4.3%*		*4.8%*	*4.5%*
Financial Expenses, Net	(1,190)	(1,732)	(542) (1)	(246)	(1,978)
Equity Accounting and Other Operating Result	(11)	(54)	(43) (2)	(123)	(177)
Income after Financial Expenses and Other	**(695)**	**(1,466)**	**(771)**	**28**	**(1,438)**
Income Tax and Social Contribution	252	288	36 (1)	64	352
Employees'/Manangement Profit Sharing	0	0	0	(17)	(17)
Non Controlling Shareholders	0	0	0	0	0
Net Income	**(442)**	**(1,178)**	**(736)**	**75**	**(1,103)**
Net Margin	*(5.8%)*	*(15.8%)*		*0.9%*	*(7.0%)*
EBITDA	**821**	**606**	**(215)**	**695**	**1,301**
EBITDA Margin	*10.7%*	*8.1%*		*8.3%*	*8.2%*

(1) Reclassification Law 11.638
(2) Reclassification Combination of Business
** As released*

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BRF
BRASIL FOODS

CONSOLIDATED FINANCIAL STATEMENTS - R$ mm	SADIA 4Q08 RELEASED	SADIA 4Q08 ADJUSTED	SADIA NOMINAL CHANGE	PERDIGÃO	CONSOLIDATED PRO FORMA*
Gross Sales	**3,520**	**3,735**	**215**	**3,576**	**7,311**
Domestic Market	2,016	2,016	0	2,278	4,294
Exports	1,504	1,719	215 (1)	1,298	3,017
Sales Deduction	(455)	(455)	0	(518)	(973)
Net Sales	**3,065**	**3,280**	**215**	**3,058**	**6,338**
Cost of Sales	(2,280)	(2,213)	67 (2)	(2,147)	(4,360)
Gross Profit	**785**	**1,067**	**282**	**912**	**1,978**
Gross Margin	*25.6%*	*32.5%*		*29.8%*	*31.2%*
Operating Expenses	(565)	(638)	(73) (2)	(600)	(1,238)
Income Before Financial Results (EBIT)	**220**	**429**	**209**	**312**	**740**
Operating Margin	*7.2%*	*13.1%*		*10.2%*	*11.7%*
Financial Expenses, Net	(2,703)	(2,160)	543 (1)	(384)	(2,544)
Equity Accounting and Other Operating Result	(20)	(15)	5 (2)	(139)	(154)
Income after Financial Expenses and Other	**(2,503)**	**(1,746)**	**757**	**(211)**	**(1,958)**
Income Tax and Social Contribution	450	429	(21) (1)	191	620
Employees'/Manangement Profit Sharing		(5)	(5) (2)		(5)
Non Controlling Shareholders	11	11	0		11
Net Income	**(2,043)**	**(1,311)**	**731**	**(20)**	**(1,332)**
Net Margin	*(66.7%)*	*(40.0%)*		*(0.7%)*	*(21.0%)*
EBITDA	**344**	**559**	**215**	**465**	**1,024**
EBITDA Margin	*11.2%*	*17.0%*		*15.2%*	*16.2%*

(1) Reclassification Law 11,638
(2) Reclassification Combination of Business
** Preliminary of 4th Quarter Pro-Forma and likely to adjustments*

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CONSOLIDATED FINANCIAL STATEMENTS - R$ mm	SADIA			PERDIGÃO	CONSOLIDATED PRO FORMA*
	2008 RELEASED	2008 ADJUSTED	NOMINAL CHANGE		
Gross Sales	**12,192**	**12,192**	**0**	**13,161**	**25,353**
Domestic Market	6,607	6,607	0	8,104	14,711
Exports	5,585	5,585	0	5,057	10,642
Sales Deduction	(1,463)	(1,463)	0	(1,768)	(3,231)
Net Sales	**10,729**	**10,729**	**0**	**11,393**	**22,122**
Cost of Sales	(8,109)	(7,866)	243 (2)	(8,634)	(16,500)
Gross Profit	**2,620**	**2,863**	**243**	**2,759**	**5,622**
Gross Margin	*24.4%*	*26.7%*		*24.2%*	*25.4%*
Operating Expenses	(1,886)	(2,129)	(243) (2)	(2,050)	(4,179)
Income Before Financial Results (EBIT)	**734**	**734**	**0**	**708**	**1,443**
Operating Margin	*6.8%*	*6.8%*		*6.2%*	*6.5%*
Financial Expenses, Net	(3,892)	(3,892)	0	(631)	(4,523)
Equity Accounting and Other Operating Result	(40)	(35)	5 (2)	(262)	(297)
Income after Financial Expenses and Other	**(3,198)**	**(3,193)**	**5**	**(185)**	**(3,377)**
Income Tax and Social Contribution	703	703	0	255	958
Employees'/Manangement Profit Sharing	0	(5)	(5) (2)	(17)	(22)
Non Controlling Shareholders	10	10	0	0	10
Net Income	**(2,485)**	**(2,485)**	**0**	**54**	**(2,431)**
Net Margin	*(23.2%)*	*(23.2%)*		*0.5%*	*(11.0%)*
EBITDA	**1,164**	**1,164**	**0**	**1,159**	**2,323**
EBITDA Margin	*10.9%*	*10.9%*		*10.2%*	*10.5%*

(1) Reclassification Law 11,638
(2) Reclassification Combination of Business
** Preliminary of 4th Quarter Pro-Forma and likely to adjustments*

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